Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the reference to our firm under the caption of “Experts” in this Registration Statement (Form S-3) and related Prospectus of Informatica Corporation for the registration of 3% Convertible Senior Notes Due 2026 and to the incorporation by reference therein of our reports dated February 24, 2006, with respect to the consolidated financial statements and schedule of Informatica Corporation, Informatica Corporation, management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Informatica Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ ERNST & YOUNG LLP
Ernst & Young LLP
San Francisco, California
June 15, 2006